                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                       CORT BUSINESS SERVICES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   220493-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 12, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)
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CUSIP No.  220493-10-0                 13D                     Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Stephen F. Edwards
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
                                                                           OO(1)


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                                                               0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                                                             4,350,411
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                                                               0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                       4,350,411
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           33.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                                                              IN
________________________________________________________________________________


--------
(1) The Reporting Person acquired beneficial ownership of 4,350,411 shares of the Issuer's Common Stock by virtue of being trustee to a Voting Trust dated as of August 12, 1999 by and among Citicorp Venture Capital Ltd., the Reporting Person, Harold O. Rosser and Stephen C. Sherrill. No funds were expended to acquire such shares.

     This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1. Security and Issuer.

     This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CORT Business Services Corporation, a Delaware corporation ("Issuer"). The address of the principal executive offices of the Issuer is 4401 Fair Lakes Court, Fairfax, Virginia 22033.

Item 2. Identity and Background.

     (a)-(c) This Statement is being filed by Stephen F. Edwards (the "Reporting Person"). The Reporting Person currently is a Principal of Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS"). His business address and the address of BRS's principal business office is 126 East 56th Street, New York, New York 10022.

     (d)-(f) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Beneficial ownership of the 4,350,411 shares of Commn Stock were beneficially acquired pursuant to the terms of a voting trust agreement dated as of August 12, 1999 among Citicorp Venture Capital, Ltd. ("CVC") and each of the Reporting Person, Harold O. Rosser and Stephen C. Sherrill as the trustees (the "Trustees"). No funds were expended to acquire such shares.

Item 4. Purpose of Transaction.

     (a)-(b) On March 25, 1999, the Issuer executed a definitive merger agreement, as amended and restated as of August 12, 1999, (the "Merger Agreement") with an investor group that includes affiliates of BRS and members of the Issuer's management team. Under the terms of the Merger Agreement, a company formed by the investor group would acquire (the "Acquisition") the Issuer for consideration of $25.00 per share in cash and $3.00 per share in liquidation value of a new series of preferred stock of the corporation resulting from the merger (the "Resulting Corporation") (together, the "Merger Consideration"), in a transaction which would be subject to Section 13(e) of the Exchange Act. In connection with the Acquisition, the investor group intends to retain a portion of its investment in the Issuer (by way of a rollover) and thereby provide equity financing to the Resulting Corporation. On August 12, 1999, CVC deposited 4,350,411 shares of Common Stock (the "Trust Shares") into trust pursuant to a Voting Trust Agreement dated as of August 12, 1999 between CVC and each of the Reporting Person, Harold O. Rosser and Stephen C. Sherrill as trustees (the "Trustees"). The Trustees have the right to vote the Trust Shares on any issue presented to the shareholders of the Issuer in any manner as they may choose so long as the Trust Shares are held by the Trust. The Trustees have no power to dispose of the Trust Shares and do not have any right to receive dividends or distributions in respect thereof. The Voting Trust


                                 (Page 3 of 6)
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will terminate upon the earliest of the sale of all of the Trust Shares, the consummation of the Acquisition, or conversion of the Trust Shares into non-voting shares of the Issuer.

     (c) Not Applicable.

     (d) In connection with the Acquisition, it is expected that each member of the board of directors of the Issuer will resign and the stockholders of the Resulting Corporation will elect a new board directors to the Resulting Corporation.

     (e) In connection with the Acquisition and pursuant to the Merger Agreement, each share of Common Stock and Class B Common Stock of the Issuer will be (i) extinguished in exchange for the Merger Consideration or (ii) contributed by way of rollover into the equity capital of the Resulting Corporation. The equity capitalization of the Resulting Corporation will (A) include preferred stock, which may be issued in any number of series at the direction of the board of directors of the Resulting Corporation and (B) common stock which will be comprised of two classes (voting and nonvoting). Pursuant to the Merger Agreement, it is intended that the Resulting Corporation will also issue senior subordinated debt securities.

     (f) Not Applicable.

     (g) In connection with the Acquisition and pursuant to the Merger Agreement, the Issuer's charter and bylaws will become the charter and bylaws of the Resulting Corporation. The Issuer's charter, however, will be amended and restated to (i) reflect the changes to the equity capitalization described in paragraph (e) above, (ii) provide for cumulative voting in the election of directors and (iii) permit the board of directors to fill any vacancy in the board of directors at any time after the commencement of such vacancy.

     (h) - (i) In connection with the Acquisition, the Issuer's Common Stock will be delisted from the New York Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Not applicable.

Item 5. Interest in Securities of the Issuer:


                  (a)-(b) The Reporting Person beneficially owns 4,350,411 shares of Common Stock, representing approximately 33.2% of the outstanding shares of such Class. The Reporting Person does not have sole voting power or dispositive power with respect to any shares of Common Stock. The Reporting Person has shared voting power with respect to 4,350,411 shares of Common Stock.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.


                                 (Page 4 of 6)
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                  The Trustees (each of whom are principals of BRS) intend to vote all of the Trust Shares in favor of the Acquisition. The Reporting Person understands that certain entities and individuals, each of whom is named below, also presently intend (i) to vote their shares of Common Stock in favor of the Acquisition and (ii) to provide equity financing to the Resulting Corporation by way of rolling over shares of Common Stock of the Issuer into the equity capital of the Resulting Corporation. Although the Reporting Person and such entities and individuals may be deemed to have formed a "group" within the meaning of
Section 13(d) or 13(g) of the Exchange Act, the disclosure set forth in this Schedule shall not be construed as an admission that such persons have in fact formed such a "group."

                  The entities described above include CVC, Citibank, N.A., Citicorp and Citigroup Inc. The individuals described above include Bruce Bruckmann, Stephen Sherrill and Harold O. Rosser II (each of whom are principals of BRS), James A. Urry, Michael Delaney (each of whom are officers of CVC and members of the board of directors of the Issuer), Paul Arnold, Steven Jobes, Charles Egan and Frances Ziemniak (each of whom are members of the management of the Issuer).

Item 7.  Material to be Filed as Exhibits.

                  1. Amended and Restated Agreement and Plan of Merger, dated as of August 12, 1999, by and among CORT Business Services Corporation, CBF Holdings LLC and CBF Mergerco Inc.

                  2. Voting Trust Agreement dated as of August 12, 1999 by and among CVC, and each of Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards.



                                 (Page 5 of 6)
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 1999

                                           /s/ STEPHEN F. EDWARDS
                                           -------------------------------------
                                               STEPHEN F. EDWARDS




                                 (Page 6 of 6)